Management’s Discussion and Analysis (“MD&A”)

For the year ended December 31, 2017

Dated: March 27, 2018

(In U.S. dollars)

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017

This Management’s Discussion and Analysis (“MD&A”) of Quaterra Resources Inc. and its wholly owned subsidiaries (collectively, “Quaterra” or the “Company”, dated March 27, 2018, should be read in conjunction with the consolidated financial statements for the year ended December 31, 2017 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s common shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “QTA” and trade on the OTCQB Market under the symbol “QTRRF”. Information about mineral resources as well as risks associated with investing in the Company’s securities is contained in the Company’s most recently filed 20-F. Further information on the Company is available on the Company’s website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov.

2017 Highlights

•

On January 19, 2017, Quaterra announced that its subsidiary Singatse Peak Services LLC (“SPS”) would undertake a 2017 drill program to test targets throughout the Company’s 51-square-mile property in the historic Yerington Copper District of Nevada. In terms of an option to acquire up to 55% of SPS, Freeport-McMoRan Nevada LLC (“Freeport Nevada”) agreed to make option payments of up to $1.5 million to SPS to fund the program.

•	On March 20, 2017, the Company announced the settlement of $0.5 million convertible notes by issuing 7,489,898 shares including shares for the interest portion due on certain notes.

•

On March 29, 2017, the company announced it had commenced the 2017 drill program. Drill targets were selected on the basis of geology, geophysical surveys, previous drilling results, and an induced polarization (IP) survey totaling 34 line kilometers. Drilling included both reverse circulation and core, with Layne Christensen Company, Chandler, Arizona, providing both drill rigs.

•

On April 25, 2017, the Company announced it had signed a lease agreement with Chuchuna Minerals Company (“Chuchuna”), an Alaska corporation, giving Quaterra an option to purchase a 90% interest in the Groundhog copper prospect, a 40,000-acre property situated in an established copper porphyry belt located 200 miles southwest of Anchorage, Alaska. Groundhog is located on State of Alaska claims covering the northern extension of a 10-kilometer wide north-northeast trending structural zone that hosts a number of porphyry copper-gold prospects, including the large Pebble porphyry copper, gold and molybdenum project, which is approximately three miles south of the Groundhog claim boundary.

•

On July 20, 2017, the Company announced that a core drilling program of between two and four holes had commenced at the Groundhog copper prospect. The program, operated by Chuchuna, aimed at testing several shallow IP anomalies identified by historic surveys and 16.5 kilometers of new IP completed by Zonge International during late June and July 2017.

•

On August 2, 2017, the Company announced the first results from its ongoing 2017 drill program at its Yerington Copper Project, including one hole, YM-041A-17, that extended mineralization at least 800 feet below the existing sulfide resource in the Yerington pit. Hole YM-041A-17, drilled at - 55 degrees, intersected 561.7 feet averaging 0.20% copper, including several narrower intercepts with plus 0.30% copper. Hole YM- 042-17, also drilled at - 55 degrees, collared in the pit about 1,000 feet further west, intersected a similar but lower grade interval averaging 0.12% copper. One hole drilled west of the pit did not intersect significant mineralization.

Four RC holes were drilled in the greater MacArthur area. Hole QM-315-17, drilled vertically to a depth of 850 feet, intersected 30 feet of endoskarn averaging 0.27% copper. None of the other holes contained significant mineralization, including two additional wildcat holes drilled on the far north and east segments of the property.

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On September 13, 2017, the Company announced that Freeport Nevada had terminated its option to acquire an interest in the Company’s Yerington Copper Project. From June 2014 to September 2017, Freeport Nevada had provided $14.54 million in funds to Quaterra subsidiary SPS under the terms of the agreement. SPS used the funds for exploration including drilling, geophysical surveys, geologic mapping as well as land, water and minerals rights maintenance, compliance with environmental law and general administrative expenditures.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017

As a result of the termination of the option agreement, Quaterra regained full control over its 100% interest in its Yerington assets, allowing an evaluation of emerging opportunities especially in light of the recent increase in the price of copper.

•

On October 26, 2017, the Company released final 2017 drill results from the 2017 Yerington drill program. The three holes reported tested the depth extension of mineralization in and around the historic Yerington pit. Hole YM-043-17, drilled at - 55 degrees, intersected 1,269.5 feet averaging 0.15% copper. Hole YM-045-17, also drilled at - 55 degrees, collared in the pit about 900 feet further east, intersected several thinner intervals with grades ranging to 0.55% copper, including a shallow oxide zone. Hole YM-044-17, drilled on the northwest rim of the Yerington pit at - 50 degrees, intersected several narrow zones of mineralization averaging less than 0.2% copper.

•

Results of the Yerington 2017 drill program extended sulfide mineralization from 600 to 800 feet below the currently defined resource at the Yerington pit across a strike length of 4,400 feet. The absence of higher-grade mineralization in the widely spaced last three holes decreases the likelihood that better grades over appreciable widths exist at greater depth below the pit.

•

In November 2017, the Company engaged M3 Engineering & Technology Corporation (“M3”), of Tucson, Arizona, to review opportunities to optimize the near-term production potential at the Company’s MacArthur oxide-leach copper project as laid out in the 2012 Preliminary Economic Assessment (“2012 PEA”). On January 10, 2018, the Company announced it had initiated preparation of a comprehensive prefeasibility study at MacArthur.

•

On December 6, 2017, the Company announced that the summer drilling program at the Groundhog copper prospect, Alaska, had intersected intrusive rocks and sulfide mineralization commonly associated with porphyry copper mineralization. Drilling confirmed that pyrite is the source of all IP anomalies tested and that several large IP anomalies are open laterally and at depth.

Overview of Business

Quaterra is a copper exploration company currently focused on exploring and advancing its copper properties in the historic Yerington Copper District, about 70 miles southeast of Reno, Nevada and in Alaska, about 200 miles southwest of Anchorage.

Its Yerington, Nevada, assets consist of the MacArthur oxide and sulfide deposit; the Yerington pit sulfide and oxide deposit previously mined by Anaconda; the Bear porphyry copper deposit; and several untested exploration targets. Quaterra’s 51-square-mile land package is situated in a mining-friendly jurisdiction with a history of copper production and good infrastructure. It also owns valuable water rights in the district. At December 31, 2017, Quaterra has invested some $44.19 million in the Yerington District since 2006 and has released oxide and sulfide resources prepared under National Instrument 43-101 at both MacArthur and Yerington, and a preliminary economic assessment at MacArthur. Quaterra’s Yerington assets are held in wholly-owned subsidiary SPS.

In June 2014, Quaterra and SPS entered into a three-stage option agreement with Freeport Nevada whereby Freeport Nevada could earn an initial 55% interest in SPS by providing $40.75 million in option payments to SPS. SPS holds Quaterra’s Yerington District assets. By September 2017, Freeport Nevada had provided $14.54 million which was used by SPS for property maintenance, exploration, environmental compliance, and G&A. On September 12, 2017, Quaterra announced that Freeport Nevada had terminated it option to acquire an interest in the Company’s Yerington assets. As a result Quaterra regained full control over its 100% interest in these assets, allowing an evaluation of emerging opportunities especially in light of the recent increase in the price of copper.

In January this year, Quaterra announced that it will be focusing its efforts at Yerington on preparing for and proceeding with a comprehensive prefeasibility study at the MacArthur copper deposit, located in the northern part of its 51-square-mile Yerington property, building on an earlier 2012 PEA prepared by M3.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017

In April 2017, Quaterra acquired an option to a 90% interest in the Groundhog project, Alaska, through a lease agreement with Chuchuna. Quaterra is required to provide a total of $5.0 million in funding for exploration over five years, and pay Chuchuna a lump sum of $3.0 million by the end of the fifth year. Quaterra has no obligation to exercise its option and can terminate the agreement at its discretion annually.

Chuchuna is jointly owned by Kijik Corporation (“Kijik”) and Alaska Earth Sciences (“AES”). Kijik is the ANSCA village corporation for the community of Nondalton that is the adjoining landowner to Groundhog. AES is an Anchorage-based mineral exploration company whose principals have more than 40 years of experience throughout Alaska, and have been involved in major discoveries including the Donlin Creek gold deposit. Chuchuna is the operator of the project and plans, implements and manages exploration field programs as set out in a budget and work plan approved by Quaterra.

Regional magnetic data suggest that geology similar to that at the adjoining Pebble deposit extends under cover for an additional 30 kilometers northeast from Pebble. Five years of geologic, geochemical, and geophysical studies conducted on Groundhog by a major international mining company, have identified a number of large, high priority, magnetic and induced polarization (IP) targets. Quaterra will be funding exploration efforts by Chuchuna to evaluate these targets, as well as to conduct additional geophysical work, mapping, sampling and drilling. The Groundhog property has not been previously drilled.

Corporate Strategy and Outlook

Quaterra is first and foremost a copper exploration company with the goal of identifying and acquiring projects capable of becoming world-class assets. It uses a number of filters when assessing exploration opportunities and narrowing them down to those that have the potential to become mines. Projects should have the prospect of hosting large mineral deposits that would, if proven, be attractive to major mining companies. They must be located in stable political jurisdictions that are mining friendly and where it is feasible to permit, develop and build a mine. Quaterra has a preference, though not precondition, for properties that can be moved to a drill-ready stage relatively quickly through previous geophysical, geochemical and geological work. Where possible, the Company also looks for partnerships with local teams and experts who have demonstrated exploration success and good relationships with surrounding communities and governance authorities.

In the recent severe economic and resource downturn, Quaterra continued to execute its mission of discovery by selling non-core assets to build cash reserves, and by negotiating an option agreement with Freeport Nevada to fund work at Yerington. The sale of Herbert Glacier gold prospect in Alaska, the Nieves silver prospect in Mexico and three other copper and molybdenum properties in the U.S. represent the conclusion of Quaterra’s strategy to dispose of non-core assets. In September 2017, Freeport Nevada terminated its option to acquire an interest in the Yerington property, ceasing to fund work on the property.

Over the past three years, Quaterra’s subsidiary SPS has been able to conduct a 46,331-foot 19-hole exploration drilling campaign, geophysical surveys, desktop studies and groundwork at Yerington without immediate dilution to Quaterra shareholders or in the project. SPS’s efforts at Yerington are ongoing. Going forward, work at Yerington and the Company’s other properties, will have to be funded out of cash reserves, through potential joint ventures and partnerships, and by the issuance in the market of various financial instruments.

Following the termination of the Freeport Nevada option, the Company has focused on initiating and commencing a comprehensive prefeasibility study at the MacArthur oxide deposit. This decision has been driven by an independent review of opportunities to optimize the near-term production potential at MacArthur as laid out in M3’s 2012 PEA, and the identification of several areas for potential improvement. Better market fundamentals, a higher copper price, a drop in the price of some inputs such as sulfuric acid, a better understanding of the geology at Yerington, and growing investor appetite for near-term oxide-leach projects also played a role in the decision to focus on MacArthur.

Although the initiative at MacArthur is the foremost component of Quaterra’s overall strategic plan for its collection of Yerington assets, other goals at Yerington include:

•

Maintaining its large and prospective land position in the historic copper district. To this end the company has recently renegotiated option agreements with certain private land-holders reducing option payments significantly and extending the option period.

•	Protecting its 8,700 acre-feet of primary water rights that are already permitted for mining and milling.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017

•	Continuing, where feasible, targeted exploration of the property, specifically the sulfide system underlying the MacArthur oxide cap, and the large Bear porphyry deposit.
•	Retaining key staff to advance the company’s efforts in the district.

As part of its mandate for discovery, Quaterra continued to identify and assess exploration opportunities using the filters mentioned above, provided they can be acquired on reasonable terms, and without the obligation of long-term financial commitments. The focus on exploration opportunities has recently been reinforced by indications that the prolonged downturn in commodity markets may have ended, with a resultant improvement in the price of copper, Quaterra’s key underlying commodity.

In April 2017 Quaterra acquired an option to earn a 90% interest in Groundhog, a 40,000-acre property situated on an established copper porphyry belt 200 miles southwest of Anchorage, Alaska. Groundhog is owned and operated by Chuchuna Mineral Corporation.

Quaterra saw the deal as an opportunity to acquire an option on a key land position on reasonable terms in one of the most prospective porphyry copper belts in the world. Groundhog has the potential to be large. It also comes with five years of geophysical and geochemical data collected by a major mining company, with drill targets already identified. Quaterra’s partner and operator of the project, Chuchuna, is a local company jointly owned by a village corporation and an exploration team that has demonstrated success in discovery in Alaska. Chuchuna is involved with the local community, and has a relationship with local, regional and federal governance agencies. Finally, it is the Company’s view that Groundhog represents one of the best copper-gold proximity plays anywhere. The Pebble project, which immediately borders Groundhog to the south, is one of the largest undeveloped copper-gold porphyry deposits in the world.

Southwest Alaska is a mineral-rich region of the state that has attracted the attention of some of the largest mining companies and mine finders in the world including Anglo American, Barrick Gold, BHP Billiton, Freeport-McMoRan, Newmont Mining, Novagold and Rio Tinto.

Both Nevada and Alaska, where Quaterra’s assets are located, are highly ranked locations in global terms for mineral exploration and mining. In Mining Journal’s “World Risk Report 2017”, Nevada and Alaska are listed and among top jurisdictions in the United States for mining and exploration. The Fraser Institute’s “Annual Survey of Mining Companies 2017” lists Nevada as the number one state in investment attractiveness for mining in the U.S., and Alaska as number three.

Mineral Properties

Since incorporation, the Company has been engaged in the acquisition and exploration of mineral properties in North America.

In 2017, total acquisition and exploration costs were $6.09 million, of which $2.393 million was funded by Freeport Nevada. These costs comprised of: $0.57 million at MacArthur, $2.67 million at Yerington, $1.0 million at Bear, $0.34 million at Wassuk, and $1.51 million at Groundhog.

The increase in acquisition and exploration costs during the year ended December 31, 2017 compared to the year ended December 31, 2016 was primarily related to the acquisition and the drill program on the Groundhog project

Up until September 2017, project maintenance costs associated with the Company’s Yerington properties had been funded by Freeport Nevada’s option payments under the terms of the Option Agreement. With that agreement now terminated, maintenance, exploration and G&A will be funded from cash reserves, through potential joint ventures and partnerships, and the issuance by Quaterra in the market of various financial instruments.

The Yerington Project, Nevada

Quaterra’s Yerington Project, located in the historic Yerington Copper District about 70 miles southeast of Reno, Nevada, consist of the MacArthur oxide and sulfide deposits; the Yerington pit oxide-sulfide deposit previously mined by the Anaconda Mining Company; the Bear porphyry copper deposit; and a number of untested exploration targets. Quaterra’s 51-square-mile land package is situated in a mining-friendly jurisdiction with a history of copper production and good infrastructure. It also owns valuable water rights in the district.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017

a. The MacArthur Deposit

The Company’s 100%-owned MacArthur deposit is an acid-soluble copper deposit located 70 miles southeast of Reno, Nevada. Exploration drilling began in April 2007 and as of March 2015 a total of 204,700 feet of drilling in 401 holes had been completed on the property. The drilling program has delineated a widespread zone of acid-soluble oxide copper overlying secondary chalcocite mineralization and primary copper mineralization that may be related to a major porphyry copper system.

Tetra Tech of Golden, Colorado, completed an updated NI 43-101 compliant independent resource estimate for the MacArthur Deposit preliminary economic assessment titled “MacArthur Copper Project – Amended NI 43-101 Technical Report Preliminary Economic Assessment, Lyon County, Nevada, USA” and dated January 17, 2014 (effective date May 23, 2012). At a 0.12% cutoff, the tonnage of the measured oxide and chalcocite resource was 71.8 million tons at 0.218% copper containing 313 million lbs. of copper, the indicated oxide and chalcocite resource was 87.3 million tons at 0.208% copper containing 362 million lbs. of copper, and the inferred oxide and chalcocite resource was 243.4 million tons at 0.201% copper containing 979.5 million lbs. of copper. The MacArthur Deposit’s indicated sulfide resource at a 0.15% cutoff was 1.1 million tons averaging 0.292% copper containing 6.4 million pounds of copper and the inferred sulfide resource was 134.9 million tons averaging 0.283% copper containing 764 million lbs. of copper. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

M3 Engineering & Technology Corp. of Tucson, Arizona, completed a preliminary economic assessment (“2012 PEA”) for the MacArthur project on May 23, 2012. The PEA was amended and restated on January 27, 2014. The study concluded that the project has potential for development as a large-scale copper oxide heap leach operation that would provide long-term cash flows for a relatively modest capital outlay.

The 2012 PEA plan was to produce approximately 748 million pounds of copper over an 18-year mine life at an average cash operating cost of $1.89 per pound. Based on the three-year average copper price at the time ($3.48 per pound) the PEA estimated a pre-tax internal rate of return of 29.3%, a payback of 2.7 years and a pre-tax net present value of $284.1 million at an 8% discount rate. (In view of the recent changes to U.S. taxes, post-tax estimates are no longer relevant.)

The MacArthur PEA should not be considered to be a pre-feasibility or feasibility study as the economics and technical viability of the Project have not been demonstrated at this time. A PEA is preliminary in nature and includes inferred mineral resources that are considered too geologically speculative at this time to have economic considerations applied to them to be categorized as mineral reserves. Thus, there is no certainty that the production profile concluded in the MacArthur PEA will be realized. Actual results may vary, perhaps materially.

On January 10, 2018, Quaterra announced that it has initiated preparation of a comprehensive prefeasibility study at MacArthur. In November 2017, Quaterra approached M3 to review opportunities to optimize the near-term production potential at MacArthur as laid out in the 2012 PEA.

The 2012 PEA identified several areas for potential improvement, including additional metallurgical work and focused resource drilling. In addition, M3’s review indicated that it may be more economic to buy sulfuric acid in the market than to build an acid plant to process purchased sulfur. The acid plant represented $65.4 million or 28% of the total preproduction capital costs of $232.7 million in the 2012 PEA.

Following the review and a final evaluation, Quaterra intends engaging M3 to complete a prefeasibility study in order to add more certainty to the economic potential of MacArthur with a view towards advancing the project toward development. Specifically, as part of the prefeasibility study M3 and others will focus on:

•	Updating the resource model and optimizing the mine plan.
•	Reducing initial capital costs by eliminating the acid plant.
•

Investigating ways to improve copper recovery by testing various crush sizes to replace the original plan to use Run-of-Mine (ROM) material. The new metallurgical test work program will help define the ultimate recovery, acid consumption, and leach cycle for ROM and crushed ore as well as optimal leach pad parameters. Bulk leach tests of copper oxide material are included in the test work plan.

•	Evaluating the cost-recovery trade-offs of leaching ROM material compared with crushed material.

Quaterra has also engaged Independent Mining Consultants (“IMC”) of Tucson, Arizona, to update the MacArthur mineral resource estimate by incorporating the results of work completed since the 2012 PEA, re-evaluate the assumptions in the 2012 PEA, and identify additional opportunities to enhance the mine plan.

Quaterra will have to raise additional funds to complete the prefeasibility study.

b. Yerington Pit Deposit

The Yerington pit deposit refers to the former Anaconda mine site, a large partially mined porphyry copper system that includes the Yerington mine and a portion of the Bear copper deposits. The Anaconda Company conducted open pit mining from 1953 to 1978, producing 1.75 billion pounds of copper from first oxide, and later, sulfide ores. The Atlantic Richfield Company bought the Anaconda Company in 1977 and terminated work on the site shortly thereafter.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017

Copper mineralization occurs as primary sulfides below the Yerington pit and in the Bear deposit and as acid-soluble copper oxides and chalcocite around the Yerington pit margins. The Yerington deposit has potential for additional resources. Historic and current drilling data indicate that limits to copper mineralization at the Yerington Mine have not yet been established, either horizontally or vertically.

Quaterra’s subsidiary, SPS, purchased the Anaconda properties along with the appurtenant ground water rights in 2011. SPS owns a total of 8,621 acre-feet/year of primary ground water rights which have senior priority standing, and are specifically permitted for mining and milling.

After a technical review of all available historical information, SPS commenced exploration on the Yerington copper project with a drilling program comprising 21,887 feet in 42 holes during the last half of 2011.

On January 3, 2014, Quaterra released an updated NI 43-101 resource estimate for mineralization in and around the Yerington pit. Using a cutoff of 0.15% TCu, the measured sulfide copper resource contains 31 million tons averaging 0.33% TCu (205 million pounds of copper), the indicated primary copper resource contains 74 million tons averaging 0.30% TCu (428 million pounds of copper), and the inferred primary copper resource contains 128 million tons of 0.23% TCu (600 million pounds of copper). Mineral resources that are not mineral reserves do not have demonstrated economic viability.

In September 2012, SPS reached a voluntary agreement with the U.S. Environmental Protection Agency (“EPA”) to participate in upgrading the system that manages fluids from the historic mining operation at the Yerington mine site. In exchange for SPS’s participation in this work, the Company obtained a site-wide ‘Covenant Not to Sue’ for the contamination left at the site by former owners and operators of the historic mine operations.

The agreement provides for immediate environmental improvements to the site and allows SPS to continue exploration at the site while working cooperatively with the EPA, Nevada Division of Environmental Protection (“NDEP”) and the community. The Agreement’s ‘Covenant Not to Sue’ strengthens SPS’s ‘Bona Fide Prospective Purchaser Defense’ against liability resulting from the contamination at the site prior to SPS’s purchase.

The first phase of the fluid management project was completed in Q4 of 2012. The Company co-funded the repairs to the on-site fluid management system (“FMS”) by the EPA as well as the relining of one of the system ponds. During Phase 2 of the project, the Company completed a study of the FMS to determine what additional repairs or other modifications are necessary to ensure that the system is capable of handling the fluids from the former mine operations for a period of five years. The Study was completed by the Company’s contractor in June 2013. EPA decided not to implement the five-year capacity alternative recommended in the Study. Rather, EPA decided to build new ponds to address the FMS capacity issues.

The Company decided not to fund construction of the additional ponds. Rather, the Company agreed to provide property at the site to construct the new ponds.

In September 2014, SPS submitted to EPA a Final Report that documented the work SPS performed under the EPA Agreement. On January 7, 2015, the EPA issued a Notice of Completion to SPS confirming that the obligations of the Work to Be Performed and the Payment of Response Costs sections of the Settlement Agreement had been met. With the issuance of the Notice of Completion, SPS believes it does not have further obligations under the Agreement, except for those as a landowner and as a Bona Fide Prospective Purchaser.

In December 2015, the EPA sent a request to the Nevada Governor seeking the State’s support for listing the Anaconda-Yerington Mine Site on the EPA National Priorities List (“NPL”). EPA has been considering an NPL listing as a mechanism to provide federal funds for remediation of contamination of the site left by former owners Arimetco Inc. This portion of the Site is referred to as Operable Unit 8 (OU8) and is an unfunded liability due to Arimetco’s bankruptcy. The Governor responded to the EPA noting that the State will not object to the initiation of the listing process.

On September 9, 2016, via publication in the Federal Register, the EPA proposed 10 new sites for NPL listing. The Anaconda Copper Mine in Yerington Nevada was one of those ten sites proposed for listing. EPA proposed to list the entire Site despite the fact that there is a responsible party, Atlantic Richfield Company, which has and continues to perform its obligations at the Site. SPS has a ‘Covenant Not to Sue’ with the EPA, and believes it qualifies for the ‘Bona Fide Prospective Purchaser Defense’ to CERCLA liability. The existing contamination at the Site, other than that for which EPA seeks the listing is the responsibility of the Atlantic Richfield Company that has been working with EPA to study the contamination, design remedial activities and implement remediation at the Site. SPS’s work program at the Bear deposit was not affected by the EPA proposed listing of the Site. Also, SPS does not believe that an NPL listing precludes advancing mineral exploration and development at the Site. Only the Yerington mine site falls within the area of the proposed NPL listing; the Company’s other targets in the district occur outside the area of the proposed listing.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017

In July 2017, NDEP made a formal request to EPA to defer the listing of the Site on the NPL. Since the original request, NDEP, EPA and Atlantic Richfield have worked toward a deferral of the listing process noted above. In support of a deferral action NDEP and EPA are negotiating the terms of a Deferral Agreement, NDEP and Atlantic Richfield are negotiating the terms of an Interim Administrative Order on Consent, and Atlantic Richfield and NDEP are negotiating a Statement of Work for a Site-Wide Remedial Investigation and Feasibility Study. These documents have not yet been provided in final form. As recently as January 2018, NDEP corresponded with EPA to address concerns noted by EPA as to the Interim Administrative Order on Consent. Neither Quatera nor SPS have direct involvement in the negotiation of these documents but support the deferral process.

The Company is negotiating an agreement with Atlantic Richfield that will provide the framework for how the two entities will work together on the Site allowing Atlantic Richfield to complete its remedial activities and the Company to move forward with its development of the Site.

In March 2017, Quaterra and SPS commenced drilling at Yerington with the area in and around the historic Yerington pit as the primary focus. The 13-hole, 26,056-foot drill program was funded by option payments by Freeport Nevada.

Hole YM-041A-17, drilled at - 55 degrees, intersected 561.7 feet averaging 0.20% copper, including several narrower intercepts with plus 0.30% copper. Hole YM-042-17, also drilled at - 55 degrees, collared in the pit about 1,000 feet further west, intersected a similar but lower grade interval averaging 0.12% copper. Hole YM-043-17, drilled at - 55 degrees, intersected 1,269.5 feet averaging 0.15% copper. Hole YM-045-17, also drilled at - 55 degrees, collared in the pit about 900 feet further east, intersected several thinner intervals with grades ranging to 0.55% copper, including a shallow oxide zone Hole YM-044-17, drilled on the northwest rim of the Yerington pit at - 50 degrees, intersected several narrow zones of mineralization averaging less than 0.2% copper.

Drilling extended sulfide mineralization from 600 to 800 feet below the currently defined resource identified at the Yerington pit across a strike length of 4,400 feet. The absence of higher-grade mineralization in widely spaced holes decreases the likelihood that better grades over appreciable widths exist at greater depth below the pit. (Please releases dated August 2, 2017, and October 26, 2017 on the Company website at www.quaterra.com for more details. A map showing drill-hole locations is also found at this location).

Mineralization, primarily chalcopyrite, is hosted in a quartz monzonite-quartz monzonite porphyry complex and occurs as sheeted veins and vein swarms that are steeply dipping and strike northwesterly parallel to the long axis of the pit. Copper grades are directly related to vein intensity and spacing, which vary markedly over short distances.

c. Bear Deposit

A portion of the Bear deposit lies on the northeast portion of the Yerington Mine property that was acquired with the SPS purchase of Arimetco’s assets from bankruptcy court. In December 2013, Quaterra announced the signing of four option agreements totaling 1,305 acres of private land north and east of the Yerington Mine Site that covers additional portions of the Bear copper deposit. In May 2015, SPS entered into an option agreement to acquire a fifth property covering approximately 1,050 acres of additional private land covering a portion of the Bear Deposit. Under the terms of the five option agreements SPS has an exclusive right to acquire these properties with all mineral rights and certain water rights, and to explore these parcels.

The Bear deposit was discovered in 1961 by Anaconda condemnation drilling in the sulfide tailings disposal area and was further delineated in the 1960s and 1970s. Currently the deposit is open in several directions and, until recently, was never consolidated under a single owner. In 2013 and 2015, SPS consolidated key acreage over the Bear. A part of SPS’s acquired acreage was not previously accessible for exploration and is adjacent to the highest-grade mineralization discovered during previous exploration of the area.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017

Historical information compiled for the Bear deposit includes 126,400 feet of drilling in 49 drill holes that define a mineralized system covering an area of at least two miles square. The portion controlled by Anaconda in the 1960s covered approximately 25% of this area and includes an estimated 500 million tons of mineralized material averaging 0.40% copper (Dilles and Proffett, 1995). The Bear tonnage and grade estimate is historic in nature. A qualified person has not done sufficient work to classify this historic estimate as a current mineral resource and Quaterra does not treat it as such. In order to do so, this estimate will have to be confirmed by additional drilling.

The Bear deposit is a large, structurally complex porphyry copper system that occurs below 500 to 1,000 feet of valley fill and volcanic rocks of Tertiary age. Mineralization occurs predominantly in quartz monzonite, border phase quartz monzonite, and quartz monzonite porphyry dikes of Jurassic age. There does not seem to be any relation between the Jurassic rock type and the sulfide occurrence. Copper mineralization occurs most commonly as chalcopyrite with minor bornite within platings and veinlets of fresh feldspar and shreddy biotite. Copper oxide mineralization is not present and only minor occurrences of chalcocite have been noted. Molybdenite is a common sulfide within the deposit, usually occurring with the best copper mineralization. However, only about 20% of the historic core samples have been analyzed for molybdenite and more studies are necessary to better understand its average grade and distribution.

On August 13, 2015, the Company commenced an exploration drilling program at the Bear which it funded with Freeport Nevada option payments. The drilling program was designed to assess historic assay results and determine geological controls for higher-grade mineralization. A magneto telluric (MT) geophysical survey was also carried out over the Bear target area to assist in drill site selection.

Assays from the three holes completed in 2015 were released sequentially on November 17, December 23, 2015 and February 8, 2016. (Please see press releases on the Company website corresponding to these dates for more detailed information on the six drill holes.) Highlights of the first hole B-048, drilled vertically, include an intercept of 1,157.5 feet of 0.42% copper starting at 1,573 feet including 123.6 feet higher grade mineralization beginning at 2,588.5 feet averaging 1.07% copper, 0.03% molybdenum, 0.036 ppm gold, and 0.9 ppm silver. (Drill intercepts of all the holes are based on actual core lengths and may not reflect the true width of mineralization.) Hole B-048 was a twin of the Anaconda Mining Company’s historic hole 23B drilled in 1966. A second vertical hole, B-049, intercepted 1,138 feet of 0.26% copper beginning at a depth of 1,588 feet. Higher-grade mineralization was restricted to narrow zones varying from three to 5.5 feet in width. The second hole extended an already large mineralized system an additional 779 feet to the north. The third vertical drill hole, B-050, intercepted 521.9 feet of 0.36% copper beginning at 2,429.2 feet. It included 6.1 feet 1.91% copper, 0.22 ppm gold and 5.7 ppm silver starting at 2,330.5 feet.

On April 6, Quaterra and SPS announced the results from Hole B-051, the fourth core hole of the program. Hole B-051, drilled vertically to a depth of 3,878 feet, intercepted 1,483.3 feet (452.1 meters) of 0.26% copper beginning at a depth of 2,191.2 feet. Included within this interval is 1,213.8 feet (370.0 meters) of 0.30% copper starting at 2,191.2 feet. Several narrower intervals contain >0.40% copper with anomalous gold and molybdenum. Hole B-051 is a significant step-out from the nearest hole, B-049, approximately 1,150 feet to the west. The thickness of the mineralized intercept in B-051 is larger than those in the three previous holes of the drilling program. Bornite also is more common, occurring with chalcopyrite and molybdenite in quartz-sulfide veins, veinlet swarms and stockworks. The quartz-sulfide veins appear to correlate with higher gold and molybdenum values found in B-051 compared to the three previous drill holes. The interval 3,253 to 3278 feet averaged 0.43% copper, 182 ppm molybdenum and 0.12 ppm gold over 25 feet; the interval 2,218 to 2,241.9 feet averaged 445 ppm molybdenum over 23.9 feet.

On May 24, Quaterra and SPS announced results from Hole B-052, the fifth core hole. Hole B-052, drilled vertically to a depth of 3,468 feet, intercepted two zones of 0.4% copper, the first of 43 feet (13.1 meters) with 201 ppm molybdenum starting at 2,508 feet and another of 29 feet (8.8 meters) starting at 2,667 feet. Overall, the hole intercepted 666.2 feet (203.1 meters) of 0.14% copper mineralization beginning at a depth of 2,081.3 feet.

On June 9, 2016, Quaterra and SPS announced results from the sixth and final drill hole of the Bear drill program. Hole GHH-001 is located in Ground Hog Hills, an area with no historic drilling about 6,000 feet south of previous SPS holes. It was drilled vertically to a depth of 2,017.5 feet and cased for possible future deepening. Sporadic zones of copper mineralization were intersected which are interpreted as an extension of Bear mineralization to the north. Mineralization included 10 feet of supergene enriched chalcocite mineralization averaging 0.33% copper beginning at a depth of 230 feet and 30 feet of oxide copper averaging 0.15% copper beginning at 350 feet. Core drilling below 400 feet intersected primary chalcopyrite mineralization, including 128 feet of 0.21% copper and narrow, widely spaced sulfide veins containing elevated to highly anomalous antimony, arsenic, cobalt, zinc, molybdenum, gold, silver and copper averaging greater than one per cent. This mineralization occurs within a propylitically altered cap interpreted to overlie potassically altered copper mineralization at depth.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017

The Bear system remains open in three directions. Copper mineralization is overlain by ubiquitous propylitic alteration with moderate to strong phyllic alteration, often laced with tourmaline veining and flooding. Significantly higher grades, if present, will most likely be found where quartz monzonite is cut by quartz monzonite porphyry dikes as occurs at the nearby Yerington mine.

Groundhog Project, Alaska

Groundhog is located on State of Alaska claims covering the northern extension of a 10-kilometer wide north-northeast trending structural zone that hosts a number of porphyry copper-gold prospects, including the large Pebble porphyry copper, gold and molybdenum project, which is approximately three miles south of the Groundhog claim boundary. Regional magnetic data suggest that geology similar to that at Pebble extends under cover for an additional 30 kilometers northeast from the Pebble deposit.

Quaterra can earn its 90% interest in Groundhog by providing a total of $5.0 million in funding for exploration over five years ($1.5 million incurred), and by paying Chuchuna a lump sum of $3.0 million by April 24, 2022. The Company has no obligation to exercise its option and can terminate the agreement at its discretion annually. Chuchuna is the operator of the project and plans, implements and manages exploration field programs as set out in a budget and work plan approved by Quaterra.

If Quaterra exercises its option to acquire 90% of Groundhog, Chuchuna and Quaterra will enter into a joint venture agreement. Chuchuna will retain a 10% interest in the property carried to production, and a net smelter returns (NSR) royalty of 1.75% . Within the first ten years Quaterra may purchase 50% of the NSR royalty by paying Chuchuna $25 million.

Chuchuna commenced a core drilling program at Groundhog in July last year. Four holes targeted only the southernmost of three magnetic anomalies defined on the property by historic surveys and 26.1 kilometers of new IP completed by Zonge International in June and July 2017. (For more details see release dated December 6, 2017, on the Company website. For drill hole locations and geophysical features please see map at the same location.)

•

Hole 3/3A, drilled to a depth of 1,178 feet (S65E at -70 degrees), encountered strong propylitically altered Jurrasic-age gabbro-pyroxenite-basalt basement rocks in the entire hole from 0 to 1,178 feet. The strongly altered and pyritized core was uniformly anomalous in copper (25 to 612 ppm) with scattered anomalous molybdenum (trace to 177 ppm) and gold (trace to 827 ppb). The hole did not penetrate the full extent of the IP anomaly. The strong alteration and anomalous copper, molybdenum, and gold suggest that the hole may be above or adjacent to a porphyry copper system.

•

Hole 4, collared approximately six miles south of Hole 3, encountered variably pyritized and silicified multi- phase intrusive porphyry rocks over its entire 985-foot length (S45E at -77 degrees). The dominant rock was a crowded quartz-plagioclase-potassium feldspar porphyry intruded by a more altered and mineralized feldspar porphyry, both of which were intruded by a late unmineralized intrusive breccia. The strongly altered and pyritized porphyritic rocks contain weakly anomalous copper and zinc values.

•

Holes 1 and 2, drilled approximately three miles apart midway between Holes 3 and 4, intersected weak sulfide mineralization currently interpreted as Tertiary epithermal mineralization and syngenetic pyrite, respectively.

The results confirm that pyrite is the source of all IP anomalies tested and will be an effective tool for exploring the project’s large land position; and that intrusive rocks similar to those at Pebble were intersected in Holes 3 and 4 and extend well into the Groundhog land block. IP surveying to date has defined a large sulfide anomaly(s) open laterally and at depth whose ultimate extent and source will be determined by additional surveys and deeper drilling. Data compilation and analysis will be completed prior to finalizing further work plans.

Herbert Gold Project, Alaska

On July 14, 2016, Quaterra announced the sale of its 35% participating interest in the Herbert Gold project, Alaska, to its joint venture partner Grande Portage Resources Ltd. On closing, Grande Portage issued to Quaterra 1,182,331 shares, equal to 9% of its issued and outstanding common shares. In addition, Grande Portage will allot and deliver to Quaterra within five business days of a financing or financings totaling up to $1 million that number of additional shares required to maintain Quaterra’s interest at 9%. Grand Portage will also pay Quaterra $250,000 within 90 days of receipt of a feasibility report for the property or in event of a change of control or sale. Grande Portage will assume any and all obligations related to Quaterra’s participating interest under the JV agreement.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017

Nieves Silver Property, Mexico

On December 29, 2014, the Company entered into an agreement respecting the sale of its 50% indirect interest in the Nieves silver property in Zacatecas State, Mexico, to its joint-venture partner Blackberry Ventures I, LLC for US$4.0 million. The Blackberry Agreement was subsequently amended by agreements dated September 1, 2015, November 12, 2015 and February 26, 2016 to reduce the purchase price by $500,000, increase Quaterra’s portion of the future net sales price from 5% to 7.5% and to extend the final closing date to June 1, 2016. On June 30, 2016, Quaterra concluded the sale of its 50% interest in the Nieves project with receipt of the final $1.0 million tranche owing to Quaterra by Blackberry. Quaterra no longer holds any interest in assets in Mexico.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017

Review of Operations and Financial Results

Year ended December 31, 2017

During the year ended December 31, 2017, the Company’s net loss was $1.242 million compared to $1.865 million and $3.104 million for the comparative periods of 2016 and 2015, respectively. Both years ended December 31, 2017 and 2016 were impacted by non-cash fair value calculations on derivative liabilities and gains or losses on disposal of assets.

The Company evaluates the carrying value of its assets at the end of each reporting period or upon a triggering event that may identify an impairment of a property’s value. During the year ended December 31, 2017, all properties were active with mineral claims and/or earn-in option payments made up to date. Despite the fact that Freeport Nevada terminated its Yerington assets Option Agreement in September 2017, the Company believes in the economic potential of its wholly owned Yerington assets and has determined to carry on exploration programs. No impairment was recorded for the year ended December 31, 2017.

During the year ended December 31, 2017, the Company spent $1.51 million in Groundhog including 4,073 feet drilling.

Under the Option Agreement, all SPS operating expenses including its U.S. personnel were covered by funds provided by Freeport Nevada. Since the third quarter of 2017, the Company has expensed those costs in the profit and loss resulting in a higher personnel cost in 2017.

In July 2016, the Company sold the Herbert Gold property for 1.18 million shares of Grande Portage, and recognized a $1.48 million impairment during the year ended December 31, 2016. In November 2017, Grande Portage delivered additional 760,464 of its common shares to the Company at a market value of $185,742 pursuant to the property sale agreement.

On June 30, 2016, the Company concluded the sale of its 50% indirect interest in the Nieves silver property in Zacatecas State, Mexico, to its joint-venture partner Blackberry Ventures I, LLC. Legal fees related to the completion of this transaction caused a higher professional fees in 2016.

Overall, the general administrative expense of $1.53 million in 2017 was comparable to the same period in 2016 of $1.34 million. Higher personnel cost was offset by reduced professional costs; higher investor relations and communication represented the Company’s marketing and fund raising efforts.

On February 28, 2017, the Company’s shares had achieved a closing price of C$0.12 or more for 10-consecutive trading days on the TSXV, and in accordance with the terms of the convertible notes issued on July 2, 2014, the principal of the notes was automatically deemed to have been converted to shares at a rate of C$0.10 per share. The $79,973 interest portion due on some of the notes was paid in shares with the remaining interest of $53,315 paid in cash. A total of 7,489,898 shares were issued to settle the convertible notes.

As a result, a $100,000 loss on the settlement of the convertible notes was recorded during the year ended December 31, 2017, resulting from the difference between the market price of the shares issued and the conversion rate.

As at December 31, 2017, derivative liability was $587,100 compared to $938,580 at December 31, 2016. 5,721,100 warrants expired unexercised on January 2, 2018.

Interest expense (net) was primarily related to the $85,558 interest accretion on the convertible and 5% interest, couponed daily, on the $500,000 loan payable to Freeport Nevada due September 6, 2018.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017

Three months ended December 31, 2017

For the three months ended December 31, 2017, the Company

•	recognized a gain of $185,742 gain on the receipt of the additional common shares of Grande Portage;
•	recorded $85,558 interest expense on the convertible note that was related to the year ended December 31, 2016;
•	adjusted loss on the settlement of convertible notes that was attributable to the accretion for 2016.

A comparative of the changes in expenditures is listed below:

	Three months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars)	2017	2016	2017	2016
	$	$	$	$
Administration and general office expense	111	60	287	300
Investor relations and communications	6	16	104	69
Personnel costs	290	(32)	645	419
Professional fees	104	81	168	291
Share-based payments	-	-	169	136
Transfer agent and regulatory fees	6	3	70	43
Travel and promotion	15	19	91	70
Corporate Expenses	(532)	(147)	(1,534)	(1,328)
Fair value gain (loss) on derivative liability	(39)	(234)	351	454
Foreign exchange gain (loss)	(60)	35	(33)	23
Gain (loss) on disposal of assets	186	-	186	536
Loss on settlement of convertible notes	122	-	(100)	-
Impairments	-	-	-	(1,480)
Interest expense	(85)	-	(112)	(75)
Others	-	15	-	5
	124	(184)	292	(537)
Net loss	(408)	(331)	(1,242)	(1,865)
Net change in fair value of marketable securities	(311)	(12)	(31)	(31)
Comprehensive loss	(719)	(343)	(1,273)	(1,896)

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017

Selected Annual Information

	Year ended December 31,
(In thousands of U.S. dollars except for per share amounts)	2017	2016	2015
Financial performance
Total income	-	-	-
Net loss for the year	(1,242)	(1,865)	(3,104)
Basic and diluted loss per share	(0.01)	(0.01)	(0.02)
Financial position
Working capital	1,191	5,656	5,171
Total assets	33,247	34,514	36,957
Non-current liabilities	587	632	1,392
Cash dividends declared	-	-	-

The following table sets out the quarterly financial information for each of the last eight quarters:

(In thousands of U.S. dollars except for per share amount)	Q4'17	Q3'17	Q2'17	Q1'17	Q4'16	Q3'16	Q2'16	Q1'16
	$	$	$	$	$	$	$	$
Admin and general office	(532)	(270)	(289)	(274)	(151)	(303)	(440)	(312)
Fair value gain (loss) on derivative liability	(39)	108	326	(44)	(234)	(43)	-	731
Foreign exchange gain (loss)	(60)	20	31	(24)	35	(44)	56	(24)
Gain on disposal of assets	186	-	-	-	-	81	112	343
Impairments	-	-	-	-	-	(34)	(1,446)	-
Interest expenses	(85)	(14)	(1)	(12)	19	(84)	44	(35)
Loss on settlement of convertible notes	122	-	-	(222)	-	-	-	-
Share-based payments	-	-	(169)	-	-	-	(136)	-
Net (loss) income	(408)	(156)	(102)	(576)	(331)	(427)	(1,810)	703
Basic (loss) income per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	0.00

Quarterly Information Trends

The Company’s results have been largely driven by the level of its property holding costs, exploration activities and recoveries from partners. The Company has had no revenue from mining operations since its inception.

Foreign exchange gains and losses arise because the Company conducts certain of its activities and holds financial assets in U.S. Dollars and Canadian dollars, and reports its financial results in U.S. Dollars.

Share-based payments can vary widely from quarter to quarter based on the timing, amount and tenure of stock option awards.

Interest earned and financing costs vary based on the timing, type and amount of debt and equity placements and resultant fluctuations in cash.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017

Liquidity and Capital Resources

The Company is an exploration stage company and has been dependent on funding from Freeport Nevada and sale proceeds of its non-core assets in the last few years. With the Freeport Nevada option now terminated, the Company has to raise funds by the issuance of its common shares or other financial instruments, or by entering partnering or joint venture arrangements. As at March 27, 2018, the Company has cash on hand of approximately $0.9 million.

The Company borrowed $500,000 from Freeport Nevada bearing an interest rate of 5%, couponed daily, in May 2015 to facilitate a property acquisition. Following in the termination of the option agreement, the Company extended the loan repayment by 180 days to September 6, 2018, and paid Freeport Nevada a $28,816 extension fee. The total principal and interest due will be approximately $0.59 million.

Cash used in exploration activities of $6.122 million, comprised of $4.58 million at Yerington assets and $1.5 million at Groundhog. $2.39 million was recovered from Freeport Nevada during the year ended December 31, 2017, of which $1.718 million was used for drilling.

The $500,000 convertible note was fully converted to 6,609,000 shares at rate of CAD$0.10 per share. The Company settled interest payments by issuing additional 880,898 shares and paying $53,310 in cash.

As of March 27, 2018, the Company holds 1,942,795 common shares of Grande Portage with a fair market value of approximately $0.35 million.

Accounts payable and other accrued liabilities were incurred at market rates with arm’s length third party suppliers, primarily for goods and services related to the Company’s exploration of its Yerington assets, and also for professional fees and other overhead expenses incurred in the normal course of operations. The Company is not aware of any contingencies as at December 31, 2017, except those disclosed in the consolidated financial statements for the year ended December 31, 2017.

Related Party Information and Commitments

Manex Resources Group is a private company controlled by the Corporate Secretary of the Company. It provides head office premises at CAD$8,000 per month and general corporate services to the Company at CAD$5,000 per month. The five-year service contract expired on August 31, 2017, and the Company currently is on a month-to-month basis.

Outstanding Share Data

As at March 27, 2018, 200,969,314 common shares were issued and outstanding, 48,810,000 warrants were outstanding at a weighted exercise price of $0.15, and 16,050,000 stock options were outstanding with exercise prices ranging from CAD$0.05 to CAD$$0.16 and weighted contractual life of 2.3 years.

Off Balance Sheet Arrangements

None.

Disclosure on Internal Controls

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

Because of its inherent limitations, ICFR may not prevent or detect all misstatements. Furthermore, projections of any evaluation of effectiveness to future years are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Chief Executive Officer and the Chief Financial Officer assessed the effectiveness of the Company’s ICFR as at December 31, 2017. In making this assessment, the Company’s management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in its 2013 Internal Control-Integrated Framework. Based on its assessment, management has concluded that, as at December 31, 2017, the Company’s internal control over financial reporting was effective.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017

The Audit Committee of the Company has reviewed this MD&A, and the audited consolidated financial statements for the period ended December 31, 2017, and the Board of Directors approved these documents prior to their release.

Changes in Accounting Policies

The significant accounting policies applied in preparation of the financial statements are consistent with those applied and disclosed in the Note 2 of the Company’s 2017 audited consolidated financial statements.

Adoptions of new standards and amendments to existing standards have had no material impact on the Company’s financial position or financial performance.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.

Significant estimates and assumptions about the future and other sources of estimation uncertainty that management has made could result in a material adjustment to the carrying amounts of assets and liabilities in the event actual results differ from assumptions made. These assumptions relate to, but are not limited to: the determination of environmental obligations; the recoverability of capital assets and product development; the amortized cost of the long-term borrowing calculated using the effective interest rate method; the assumptions used in the determination of the fair value of stock-based compensation; convertible note and derivative liability. Please refer to Note 2 of the Company’s 2017 audited consolidated financial statements for a description of the critical accounting estimates and judgment.

Financial Instruments

The Company has designated its cash and cash equivalents, amounts dues, short-term investments, marketable securities, accounts payable and accrued liabilities, loan payable and derivative liabilities as financial instruments.

Derivative liability is measured at fair value and categorized in Level 3. The fair value of the derivative liability is based on the Black-Scholes option pricing model as determined at the reporting date. The rest of the financial instruments approximate their fair values due to their short-term nature. The carrying values of the reclamation bonds approximate their fair values, as these balances are redeemable on demand.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from financial instruments.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on the results, business prospects or financial position.

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s regulatory filings prior to making an investment in the Company. For a comprehensive list of the risks and uncertainties applicable to the Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Form 20-F which is available on the Sedar website at www.sedar.com and SEC website at www.sec.gov.

Forward-Looking Statements

Certain statements made and information contain “forward-looking statements” within the meaning of the United States Private Securities Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Statements”).

All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the futures are Forward-Looking Statements. The words such as “believe”, “anticipate”, “expect”, “estimate”, “strategy”, “plan”, “intend”, “may”, “could”, “would”, “should”, or similar expressions are intended to identify Forward-Looking Statements.

These Forward-Looking Statements include, but are not limited to:

•	planned exploration drilling and geological and geophysical related activities;
•	the potential impact of future exploration results on copper projects in Yerington district;
•	mineral resource estimates;
•	preliminary economic assessments of mineral projects including assumptions and estimates used therein;
•	future metal prices and foreign exchange rates;
•	the Company’s ability to obtain additional financing on satisfactory terms;
•	future source of liquidity, cash flows and their uses; and
•	potential changes in the ownership structures of the company’s projects.

Forward-looking statements are subject to risks and uncertainties which could cause actual events or results, such as, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects to differ from those reflected in Forward-Looking Statements. These risks and uncertainties include without limitation:

•	the Company’s ability to finance the continued exploration of mineral properties;
•	the Company’s history of losses and ability to continue as a going concern;
•	the lack of proven mineral reserves or probable mineral reserves;
•	uncertainty that there will be any production at the Company’s mineral exploration properties;
•	decreases in resource estimates and preliminary economic assessments resulting from updated testing; changes in methodology in modeling resources, and technical analysis;
•	failure of the Company or its joint venture partners to fund their pro-rata share of funding obligations;
•	the impact of governmental regulations, including environmental regulations; and
•	commodity price fluctuations.

This list is not exhaustive of the factors that may affect the Company’s Forward-Looking Statements.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017

Although the Company has attempted to identify risks and uncertainties that may cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actual results, performances, achievements or events to not be as anticipated, estimated or intended. Also, many factors are beyond the Company’s control. As actual results and future events could differ materially from those anticipated in Forward-Looking Statements, readers should not place undue reliance on such statements.

The forward-looking statements contained in this MD&A are based on the beliefs, expectations, and opinions of management on the date the statements are made. The Company undertakes no obligation to update any forward-looking statement should circumstances or estimates or opinions change, except in accordance with applicable securities laws.

Note to U.S. Readers

The Company uses Canadian Institute of Mining, Metallurgy and Petroleum definitions for the terms “measured resources”, “indicated resources” and “inferred resources”. U.S. investors are advised that while the terms “measured resources”, “indicated resources” and “inferred resources” are recognized and required by Canadian regulations, including National Instrument 43-101 (“NI43-101”), the SEC does not recognize these terms. Accordingly, information contained in this MD&A contains descriptions of mineral deposits that may not be comparable to similar information made public by U.S. companies that are not required to comply with NI43-101 and that are subject to the reporting requirements under the U.S. federal securities laws and the rules and regulations thereunder. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. U.S. readers are cautioned not to assume that any part or all of the material in these categories will be converted into reserves. It should not be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category.

Technical Information

The technical information contained in this MD&A has been reviewed and approved by Thomas Patton Ph.D., Chairman and Chief Executive Officer of the Company, and a non-independent “qualified person” as defined in NI 43-101.